SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Isilon Systems, Inc.

(Name of Subject Company)

Isilon Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Avenue

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010, as amended by Amendment No. 1 thereto filed with the SEC on December 2, 2010 and as amended by Amendment No. 2 thereto filed with the SEC on December 6, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Isilon Systems, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated November 19, 2010, as amended by Amendment No. 1 thereto filed with the SEC on December 2, 2010 and as amended by Amendment No. 2 thereto filed with the SEC on December 6, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

(b) Background.

(1) The fourth full paragraph on page 12 within Item 4(b) is amended and restated in its entirety as follows:

“On August 16, 2010, the Chairman of Isilon’s Strategic Transactions Committee, Mr. McIllwain, met with Mr. Patel by teleconference to discuss recent developments, including a merger transaction involving a storage company that was publicly announced earlier that day. Also in attendance, at the request of Messrs. McIlwain and Patel, were representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), which had provided certain financial advisory and financing services to Isilon in the past. Isilon contacted Morgan Stanley based on Morgan Stanley’s qualifications, expertise and reputation and in particular its knowledge of the technology industry generally as well as our business and affairs more specifically.”

(2) The fifth full paragraph on page 12 within Item 4(b) is amended and restated in its entirety as follows:

“On August 24, 2010, the Strategic Transactions Committee (which now included Donald J. Listwin, who joined the board of directors the previous month) held a meeting, during which Mr. Patel updated the Committee on his recent communications with EMC regarding a potential OEM arrangement and other opportunities, and certain representatives of Morgan Stanley briefed the committee with respect to the merger transaction involving a storage company that was publicly announced the prior week.”

(3) The penultimate sentence of the sixth full paragraph on page 12 within Item 4(b) is amended and restated in its entirety as follows:

“During that meeting, Mr. You proposed and discussed with Mr. Patel a range of possible strategic relationships, including a possible acquisition of all of, or a controlling interesting in, the outstanding Common Stock of Isilon, as well as an OEM distribution relationship.”

(4) The carry-over paragraph from page 12 to page 13 within Item 4(b) is amended by adding the following as the new penultimate sentence:

“Isilon contacted Qatalyst based on Qatalyst’s qualifications, expertise and reputation and in particular its knowledge of, and recent experience with, data storage and networking companies.”

(5) The first full paragraph on page 14 within Item 4(b) is amended and restated in its entirety as follows:

“The board of directors convened a special meeting later that day, joined by representatives of Wilson Sonsini. The Strategic Transactions Committee, which had been briefed by Mr. Patel prior to the meeting, reviewed with the board the proposed terms of the engagements for Qatalyst and Morgan Stanley and recommended that both firms be retained pursuant to such terms. After discussion of the merits of having external financial advisors to assist the board and the senior management team in their evaluation of strategic alternatives, the board resolved to engage both Qatalyst and Morgan Stanley as Isilon’s financial advisors in connection with a potential sale transaction, especially in light of their complementary expertise (including the long-standing relationship of Isilon with Morgan Stanley and the recent transactional experience of Qatalyst involving data storage and networking companies) and the board’s belief that their differentiated knowledge would provide unique perspectives to the board regarding the potential transaction. Representatives of Qatalyst and Morgan Stanley then joined the board meeting and, together with Mr. Patel, summarized the terms of the EMC indication of interest. After some discussion and input from Wilson Sonsini, the board determined additional time was needed to further assess, and be advised with respect to, EMC’s proposal, in particular as it compared to Isilon’s stand-alone plan. In addition, in an effort to be fully informed and able to properly evaluate its options, the board of directors authorized the members of the Strategic Transactions Committee to work with members of senior management, with advice from Qatalyst and Morgan Stanley, to identify other potential interested parties, some of which had previously expressed interest in Isilon, and to coordinate contacts with such parties and to do so in a manner that would reduce the significant risk of harm to Isilon’s business and of employee dislocation if speculation arose that Isilon was considering a change-of-control transaction while balancing the board’s objective of maximizing shareholder value by canvassing a group of potential interested parties that would be most likely to have the desire and the financial ability to put forward a proposal to the Company at or above the valuation implied by the EMC indication of interest.”

(6) The third full paragraph on page 14 within Item 4(b) is amended and restated in its entirety as follows:

“During the course of the next several weeks, members of the Strategic Transactions Committee, Mr. Patel and other members of senior management team, together with the advice and input of Qatalyst and Morgan Stanley, composed a plan to approach a limited number of potential companies that met the criteria and process outlined by the board of directors at its September 7th meeting. Acting under the board’s authorization and after the Strategic Transactions Committee assessed (together with the Company’s advisors) strategic fit, recent activity, ability to pay and other factors, contact was made with five strategic companies (other than EMC) considered to be the most likely potential interested parties. Two of the companies contacted indicated that they were interested in further evaluating the opportunity. On September 8, 2010, Isilon entered into mutual confidentiality agreements with both of these parties, one of which contained a “standstill” provision. After holding management-level due diligence sessions with each of those two companies during the month of September, at which members of Isilon’s senior management presented an overview of Isilon’s business strategy and operations, and some technical diligence each of those companies subsequently indicated that it was not prepared to submit a proposal for an acquisition transaction.”

(7) The third full paragraph on page 15 within Item 4(b) is amended and restated in its entirety as follows:

“On October 15, 2010, Mr. Patel met with Mr. Tucci and John R. Egan, Director and Chairman of EMC’s Mergers and Acquisitions Committee, Mr. You and Mr. Napolitano in Hopkinton, Massachusetts. At that meeting, Mr. Patel discussed with Mr. Tucci and the other representatives of EMC Isilon’s continued strong performance and his confidence in the continued momentum in Isilon’s business, as well as potential synergies between the two companies. Mr. Patel reiterated to EMC the board of directors’ willingness to consider a proposal at $36.00 per share in cash. At the meeting, members of EMC senior management suggested that their consideration of any higher valuation would benefit from an additional due diligence session. Mr. Patel and Mr. Tucci agreed that if agreement could be reached on price, it would be beneficial (due to certain rumors in the marketplace that Isilon was engaged in discussions with EMC regarding a change-of-control transaction and general disclosure considerations) if a transaction could be announced in conjunction with Isilon’s scheduled earnings announcement on October 21, 2010.”

(d) Opinions of Isilon’s Financial Advisors.

Qatalyst

(1) The first full paragraph under the subheading “Qatalyst” within Item 4(d) is amended by adding the following as the new third sentence:

“In particular, Qatalyst was involved in several recent transactions in the networking and data storage industry, including acting as financial advisor to 3PAR Inc. in its sale to Hewlett-Packard Company; to Data Domain, Inc. in its sale to EMC Corporation; to Brocade Communications Systems, Inc. in its acquisition of Foundry Networks, Inc.; and to Netezza Corporation in its sale to International Business Machines Corporation.”

(2) Illustrative Discounted Cash Flow Analysis. The fourth full paragraph on page 23 within Item 4(d) is amended and restated in its entirety as follows:

“Illustrative Discounted Cash Flow Analysis. Qatalyst performed an illustrative discounted cash flow analysis, which is designed to imply a potential value of a company by calculating the net present value of estimated future cash flows and corresponding terminal value of the company. Qatalyst calculated ranges of implied equity values per Share for Isilon based on discounted cash flow analyses utilizing each of Management Case 1 and Management Case 2 in the Isilon Projections for the fourth quarter of 2010 through the calendar year 2016. With respect to Management Case 1, Qatalyst calculated the net present value of unlevered free cash flows for Isilon for the fourth quarter of 2010 through the calendar year 2015 and calculated the terminal value at the end of 2015 by applying a range of multiples of 22.0x to 30.0x to Isilon’s estimated fiscal year 2016 net operating profits after taxes. With respect to Management Case 2, Qatalyst calculated the net present value of unlevered free cash flows for Isilon for the fourth quarter of 2010 through the calendar year 2015 and calculated the terminal value at the end of 2015 by applying a range of multiples of 20.0x to 26.0x to Isilon’s estimated fiscal year 2016 net operating profits after taxes. Qatalyst determined the ranges of multiples used based on the observed multiples of estimated next twelve months’ net operating profits after taxes for the selected companies analyzed (see below under Selected Companies Analysis for listing of companies), with particular emphasis on those companies having growth and margins determined to be the most similar to those of Isilon in the two Management Cases. The range of multiples applied to Management Case 1 was higher than the range of multiples applied to Management Case 2 because Isilon would have higher growth and margins in Management Case 1 and thus be more similar to those selected companies demonstrating higher growth and margins. These terminal values were discounted to present values using a discount rate ranging from 10.5% to 16.5% in each of Management Case 1 and Management Case 2, which discount rate was based upon the weighted average cost of capital of Isilon estimated by Qatalyst. Qatalyst estimated Isilon’s weighted average cost of capital by calculating an illustrative unlevered beta based 67% on Isilon’s unlevered beta and 33% on the median unlevered beta of the selected storage companies and high growth systems companies analyzed by Qatalyst. Using the historical beta data provided by Bloomberg as of November 12, 2010 and the predicted beta data provided by Barra as of October 29, 2010, Qatalyst obtained a range of illustrative unlevered betas from 1.22 to 1.62. Based on those figures, and assuming a risk free rate of 3.9%, a market risk premium ranging from 5.2% to 6.7%, a size premium ranging from 0.0% to 1.7% and an all-equity capitalization structure, Qatalyst calculated an implied weighted average cost of capital ranging from 10.2% to 16.4%. Qatalyst then applied a dilution factor of 20% in each of Management Case 1 and Management Case 2 to the sum of the net present value of cash flows and the net present value of the terminal value estimated by Qatalyst to reflect the net dilution to current stockholders through 2016 due to the net effect of future equity compensation grants projected by Isilon management. Based on the calculations set forth above, this analysis implied a range of values for the Common Stock of approximately $27.44 to $44.64 per Share based on Management Case 1 and approximately $15.04 to $22.22 per Share based on Management Case 2.”

(3) Selected Companies Analysis. The list of “Storage Companies” and “High Growth Systems Companies” on page 24 within Item 4(d) is replaced in its entirety with the following new table:

Storage Companies	CY11E P/E Multiples
• EMC Corporation	15.1x
• EMC Corporation less value of EMC Corporation’s stake in VMware Inc.	9.9x
• NetApp, Inc.	24.8x
• Brocade Communications Systems, Inc.	10.3x
• QLogic Corporation	12.7x
• CommVault Systems, Inc.	34.3x
• Compellent Technologies, Inc.	65.8x

High Growth Systems Companies	CY11E P/E Multiples
• F5 Networks, Inc.	35.6x
• Riverbed Technology, Inc.	38.4x
• Aruba Networks, Inc.	38.9x
• Fortinet, Inc.	55.7x

(4) Selected Companies Analysis. The second full paragraph on page 24 within Item 4(b) is amended by adding the following at the end of such paragraph:

“The CY11E P/E Multiples for each company analyzed are set forth in the table above.”

(5) Selected Companies Analysis. The third full paragraph on page 24 within Item 4(b) is amended and restated in its entirety as follows:

“Based on an analysis of the CY11E P/E Multiple for each of the selected companies, Qatalyst selected a representative range of 45.0x to 55.0x and applied this range to Isilon’s estimated calendar year 2011 earnings per Share, assuming taxation at 35%. Qatalyst determined the representative range of 45.0x to 55.0x based on the observed CY11E P/E multiples of the companies analyzed, with particular emphasis on those companies having growth and margins determined to be most similar to those of Isilon. Based on Isilon’s outstanding Shares, options, RSUs and warrants as reported in Isilon’s quarterly report on Form 10-Q filed with the SEC on October 22, 2010, the calculations set forth above and including the estimated $0.35 per Share net present value of federal net operating loss carryforwards applying a projected utilization schedule as set forth in the appropriate Isilon Projections and using a 13.5% discount rate, this analysis implied a range of values for the Common Stock of approximately $19.93 to $24.28 per Share based on Management Cases 1 and 2. Calendar year 2011 earnings per Share were identical in Management Cases 1 and 2. Qatalyst accounted for Isilon’s net operating loss carryforwards by adding back their net present value after determining a range of values for the Common Stock assuming Isilon’s earnings are fully taxed so as to permit a comparable comparison with the other companies analyzed.”

(6) Selected Transactions Analysis. The table under the subheading “Selected Transactions Analysis” on page 25 within Item 4(b) is amended and restated in its entirety as follows:

Acquiror	Target	Enterprise Value / NTM Revenue Multiples
Oracle Corporation	Art Technology Group Inc.	3.9x
Carlyle Group	Syniverse Holdings Inc.	4.0x
Carlyle Group	CommScope, Inc.	1.1x

Acquiror	Target	Enterprise Value / NTM Revenue Multiples
International Business Machines Corporation	Netezza Corporation	6.7x
Hewlett-Packard Company	ArcSight Inc.	5.9x
Hewlett-Packard Company	3PAR Inc.	9.3x
Intel Corporation	McAfee, Inc.	3.1x
SAP AG	Sybase, Inc.	4.6x
Hewlett-Packard Company	Palm, Inc.	1.4x
Visa Inc.	Cybersource Corporation	5.5x
Cisco Systems, Inc.	Tandberg ASA	3.2x
Hewlett-Packard Company	3Com Corporation	2.3x
Cisco Systems, Inc.	Starent Networks, Corp.	6.6x
Emerson Electric Co.	Avocent Corporation	2.1x
Xerox Corporation	Affiliated Computer Services, Inc.	1.2x
Dell Inc.	Perot Systems Corporation	1.5x
Adobe Incorporated	Omniture, Inc.	4.8x
International Business Machines Corporation	SPSS Inc.	2.9x
EMC Corporation	Data Domain, Inc.	5.4x
Intel Corporation	Wind River Systems, Inc.	2.1x
Oracle Corporation	Sun Microsystems, Inc.	0.4x
Autonomy Corporation PLC	Interwoven, Inc.	2.1x

(7) Selected Transactions Analysis. The second full paragraph on page 25 within Item 4(b) is amended and restated in its entirety as follows:

“For each of the transactions listed above, Qatalyst reviewed, among other things, enterprise value as a multiple of next 12 months estimated revenue reflected in third-party research analysts projections (as set forth in the table above). Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of 5.4x to 9.3x (which were the enterprise value to next twelve month’s revenue multiples in the transactions involving the two companies analyzed by Qatalyst that Qatalyst considered to be the most similar to Isilon) and applied this range of multiples to Isilon’s next 12 months estimated revenue reflected in the Street Projections. Based on the calculations set forth above, this analysis implied a range for the Common Stock of approximately $19.39 to $31.62 per Share based on Street Projections.”

(8) Equity Research Analyst Price Target Statistics. The last full paragraph on page 25 within Item 4(b) is amended by adding the following at the end of such paragraph:

“The following analysts reported price targets as set forth on the following table:

Analyst	Price Target
ThinkEquity	$32.00
Argus	—
Capstone	$28.00
McAdams Wright Ragen	$28.00
MKM	$29.00
Morgan Stanley	$24.00
Morningstar	$22.00
Needham	$33.00
Pacific Crest	$33.00
RBC Capital Markets	$33.00
Stifel Nicolaus	—
William Blair	—

(9) Historical Termination Fee Analysis. Page 26 within Item 4(b) is amended by adding the following immediately prior to the subheading “Miscellaneous”:

“Historical Termination Fee Analysis. Qatalyst also reviewed the historical termination fees of 734 transactions with reported transaction values between $1 billion and $3 billion since January 1, 1985. Within that sample, the termination fees as a percentage of the transaction value (based on ranking value, including net debt) were as follows:

Termination Fee	Number of Transactions
0.00% - 1.00%	68
1.00% - 2.00%	151
2.00% - 2.25%	63
2.25% - 2.50%	60
2.50% - 2.75%	69
2.75% - 3.00%	73
3.00% - 3.25%	81
3.25% - 3.50%	44
3.50% - 3.75%	43
3.75% - 4.00%	31
4.00% - 4.25%	16
4.25% - 4.50%	10
4.50% or greater	25

Morgan Stanley

(1) Comparable Company Analysis. Page 29 within Item 4(b) is amended by adding the following immediately prior to the second full paragraph on such page:

“Outlined below is a list of the Comparable Companies and multiples referenced in Morgan Stanley’s analysis:

CY2011E
	Aggregate Value /	Price /
Company	Revenue	EPS
Aruba Networks, Inc.	6.3 x	41.2 x
Compellent Technologies, Inc.	3.4 x	64.5 x
F5 Networks, Inc.	7.9 x	33.5 x
Fortinet, Inc.	5.9 x	52.5 x
Rackspace Hosting, Inc.	4.2 x	51.8 x
Riverbed Technology, Inc.	6.3 x	38.6 x
VMWare, Inc.	9.8 x	45.3 x
Brocade Communications Systems, Inc.	1.6 x	10.6 x
Cisco Systems, Inc.	2.1 x	11.8 x
Comm Vault Systems, Inc.	3.8 x	34.2 x
EMC Corporation	2.1 x	15.3 x
Emulex Corporation	1.9 x	20.5 x
Juniper Networks, Inc.	3.7 x	23.4 x
NetApp, Inc.	3.3 x	24.6 x
QLogic Corporation	2.7 x	12.7 x

(2) Comparable Company Analysis. The first sentence of the second full paragraph on page 29 within Item 4(b) is amended and restated as follows:

“Based on its analysis of the relevant metrics for each of the Comparable Companies, Morgan Stanley used its judgment to select from the multiples outlined in the above table reference ranges of financial multiples and applied these ranges of multiples to the relevant financial statistic of Isilon.”

(3) Equity Research Analysts’ Price Targets. The carry-over paragraph from page 29 to page 30 within Item 4(b) is amended by adding the following at the end of such paragraph:

“Outlined below is a list of the identities and price targets of the equity research analysts referenced in Morgan Stanley’s analysis:

Firm	Date of Price Target	Price Target
Pacific Crest Securities	10/22/10	$33.00
RBC Capital Markets	10/21/10	$33.00
Needham and Company	10/21/10	$33.00
ThinkEquity	10/22/10	$32.00
MKM Partners	10/21/10	$29.00
Capstone	10/21/10	$28.00
McAdams Wright Ragen	10/21/10	$28.00

(4) Discounted Equity Value Analysis. The third full paragraph on page 30 is amended by adding the following at the end of such paragraph:

“To determine the discount rate, Morgan Stanley used a cost of equity calculation based on the capital asset pricing model, which incorporates the risk-free rate, equity risk premium and a company’s beta to derive a cost of capital, as outlined below:

Risk-Free Rate (Yield on 10-Year Treasury)	2.8%
Equity Risk Premium	6.0%
Isilon Predicted Beta	1.262
Cost of Equity	10.3%

Morgan Stanley chose 2013 as the primary year for its Discounted Equity Value Analysis because it was a period beyond the near term forecasts considered in the Comparable Company Analysis which was still within a reasonable horizon for forecasting purposes.”

(5) Discounted Equity Value Analysis. The fourth full paragraph on page 30 is amended and restated in its entirety as follows:

“Morgan Stanley reviewed Isilon’s current price to earnings per share multiple and its multiple over time and reviewed the multiples of comparable companies referenced above and used its judgment to select a reference range for its discounted equity value analysis that it believed was appropriate based on the financial characteristics of each of the forecast cases, as outlined below. The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2013 Assumed Earnings Per Share	Comparable Company Multiple Range	Implied Present Value Per Share of the Common Stock
Street Case	25.0x – 40.0x	$11.40 – $18.09
Management Case 1	40.0x – 50.0x	$32.42 – $40.53
Management Case 2	35.0x – 45.0x	$20.31 – $26.11

In order to incorporate the incremental value attributable to shareholders from Isilon’s net operating losses (“NOLs”), Morgan Stanley reviewed the NOLs that were estimated to be remaining in each of the financial cases, estimated the remaining future tax benefits, if any, that would be available to Isilon from the use of these NOLs and then estimated the per share value of such tax benefits, which amount was then added to the per share value in the discounted equity value analysis. The analysis led to a $0.32, $0.00 and $0.02 adjustment per share in the Street Case, Management Case 1, and Management Case 2 scenarios, respectively, for the discounted equity valuation using a 2013 forward price to earnings per share multiple.”

(6) Analysis of Precedent Transactions. The first two paragraphs under the subheading “Analysis of Precedent Transactions” on pages 30 and 31 within Item 4(b) are amended and restated in their entirety as follows:

“Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with this transaction. In connection with its analysis of precedent transaction premia, Morgan Stanley compared publicly available statistics for selected technology sector transactions occurring between January 1, 2009 and November 12, 2010 with a transaction value greater than $1 billion. Outlined below is a list of these transactions referenced in Morgan Stanley’s analysis and, for each of these transactions, (1) the implied premium to the closing share price on the last trading day prior to announcement and (2) the implied premium to the average closing share price for the 30 trading days prior to announcement.

		Premia
Target / Acquiror	Announcement Date	1-Day	30-Day
Art Technology Group, Inc. / Oracle Corporation	11/02/10	46.3%	43.4%
Netezza Corporation / International Business Machines Corporation	09/20/10	9.8%	77.9%
ArcSight, Inc. / Hewlett-Packard Company	09/13/10	54.1%	69.7%
3PAR Inc. / Hewlett-Packard Company	09/02/10	242.0%	236.4%
McAfee, Inc. / Intel Corporation	08/19/10	60.4%	52.8%
ADC Telecommunications, Inc. / Tyco Electronics Ltd.	07/13/10	44.1%	62.4%
SonicWALL, Inc. / Investor Group	06/02/10	31.9%	19.4%
Sybase, Inc. / SAP AG	05/12/10	56.4%	44.6%
Interactive Data Corp. / Investor Group	05/03/10	32.9%	33.3%
Palm, Inc. / Hewlett-Packard Company	04/28/10	48.1%	9.9%
CyberSource Corporation / Visa Inc.	04/21/10	33.7%	39.8%
SkillSoft plc / Investor Group	02/12/10	15.3%	11.7%
3Com Corporation / Hewlett-Packard Company	11/11/09	38.8%	44.1%
IMS Health Incorporated / Investor Group	11/05/09	30.9%	50.0%
Starent Networks, Corp. / Cisco Systems, Inc.	10/13/09	20.6%	39.8%
Tandberg ASA / Cisco Systems, Inc.	10/01/09	22.9%	35.6%
Affiliated Computer Systems, Inc. / Xerox Corporation	09/28/09	33.6%	38.5%
Perot Systems Corporation / Dell Inc.	09/21/09	67.5%	79.0%
Omniture, Inc. / Adobe Systems Incorporated	09/15/09	24.1%	44.1%
Chartered Semiconductor Manufacturing Ltd. / ATIC International Investment Company LLC	09/07/09	1.7%	16.6%
SPSS Inc. / International Business Machines Corporation	07/28/09	42.5%	51.2%
Bankrate, Inc. / Apax Partners	07/22/09	15.8%	14.3%
Data Domain, Inc. / EMC Corporation	07/06/09	87.0%	114.7%
Wind River Systems, Inc. / Intel Corporation	06/04/09	43.8%	57.0%
Sun Microsystems, Inc. / Oracle Corporation	04/20/09	42.0%	43.6%
Gmarket Inc. / eBay Inc.	04/15/09	20.2%	43.5%
Interwoven Inc. / Autonomy Corporation plc	01/22/09	36.8%	36.8%

In connection with its analysis of precedent transaction multiples, Morgan Stanley compared publicly available statistics for selected enterprise IT sector transactions occurring between January 1, 2007 and November 12, 2010. Morgan Stanley compared certain of our financial information with publicly available consensus equity research estimates for certain transactions that shared similar business characteristics with Isilon. Outlined below is a list of these transactions referenced in Morgan Stanley’s analysis and, for each of these transactions, (1) the ratio of the aggregate value of the transaction to next twelve months estimated revenue and (2) the ratio of price to next twelve months estimated earnings per share.

		Aggregate Value /
Date Announced	Target/ Acquiror	NTM Rev.	NTM P/E
11/2/2010	Art Technology Group, Inc. / Oracle Corporation	3.8	24.8
9/20/2010	Netezza Corporation / International Business Machines Corporation	6.0	81.8
9/13/2010	ArcSight, Inc. / Hewlett-Packard Company	6.8	54.4
9/2/2010	3PAR Inc. / Hewlett-Packard Company	8.9	165.0
8/16/2010	3PAR Inc. / Dell Inc.	4.5	90.0
8/19/2010	McAfee, Inc. / Intel Corporation	3.1	17.4
8/13/2010	Unica Corporation / International Business Machines Corporation	3.4	37.2
5/12/2010	Sybase, Inc. / SAP AG	4.7	27.1
9/15/2009	Omniture, Inc. / Adobe Systems Incorporated	4.3	33.6
7/6/2009	Data Domain, Inc. / EMC Corporation	5.5	74.4
1/22/2009	Interwoven Inc. / Autonomy Corporation plc	2.0	17.2
3/17/2008	BladeLogic, Inc. / BMC Software, Inc.	8.4	NM
11/12/2007	Cognos Incorporated / International Business Machines Corporation	3.7	25.3
10/12/2007	BEA Systems, Inc. / Oracle Corporation	4.4	NA
10/8/2007	SafeBoot Corporation / McAfee, Inc.	NM	NA
10/7/2007	Business Objects S.A. / SAP AG	3.6	25.7
8/15/2007	XenSource, Inc. / Citrix Systems, Inc.	10.0	NA
7/23/2007	Opsware Inc. / Hewlett-Packard Company	10.1	NM
3/15/2007	WebEx Communications, Inc. / Cisco Systems, Inc.	6.1	35.5
3/1/2007	Hyperion Solutions Corporation / Oracle Corporation	3.0	26.6
1/29/2007	Altiris, Inc. / Symantec Corporation	3.5	32.4

For the transactions involving 3PAR referenced above, Morgan Stanley observed Dell’s initial bid on August 16, 2010 of $18.00 per share for 3PAR as well as the ultimately successful Hewlett-Packard bid for 3PAR on September 2, 2010 of $33.00 per share. Morgan Stanley reviewed the multiples in the original proposed transaction by Dell as well as the final acquisition by Hewlett-Packard.”

(7) Analysis of Precedent Transactions. The first sentence of the second full paragraph on page 31 within Item 4(b) is amended and restated in its entirety as follows:

“Based on an analysis of the relevant metrics and time frame for each transaction referenced above, Morgan Stanley used its judgment to select ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic of Isilon.”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Item 5 is amended by adding the following at the end of such Item:

“Amount of Fees Payable to Financial Advisors. Under the terms of their respective engagement letters, Isilon has agreed to pay Qatalyst and Morgan Stanley in the aggregate fees of approximately $32.5 million for their financial advisory services in connection with EMC’s acquisition of Isilon, $4.5 million of which became payable in connection with the execution of the Merger Agreement and the remaining approximately $28.0 million of which is contingent upon, and will become payable upon, completion of the Offer.”

Item 8.	Additional Information.

The subsection entitled “Top-Up Option” within Item 8 is amended by adding the following at the end of such subsection:

“As of November 15, 2010, there were 66,702,734 issued and outstanding shares of Common Stock, and 183,297,266 authorized but unissued shares of Common Stock. Based on these amounts, approximately 41,423,324 shares of Common Stock must be validly tendered and not withdrawn pursuant to the Offer in order for Purchaser to be able to exercise the Top-Up Option in accordance with the Merger Agreement.”

The subsection entitled “Litigation” within Item 8 is amended and restated in its entirety as follows:

“Litigation. Beginning on November 15, 2010, several putative class action lawsuits were filed purportedly on behalf of a class of Isilon’s stockholders in King County Superior Court, Washington (the “Washington State Court”), captioned Durand v. Isilon Systems, Inc., et al., Case No. 10-2-40094-0-SEA (the “Durand Complaint”), Bushansky v. Isilon Systems, Inc., et al., Case No. 10-2-40842-8-SEA (the “Bushansky Complaint”), Jones v. Isilon Systems, Inc., et al., Case No. 10-2-41201-8-SEA (the “Jones Complaint”), and Hale v. Ruckelshaus, et al., Case No. 10-2-41098-8-SEA (the “Hale Complaint”). On November 30, 2010, another purported class action lawsuit on behalf of Isilon’s stockholders was filed in United States District Court for the Western District of Washington, captioned Laub v. Isilon Systems, Inc., et al., Civ. A. No. 2:10-cv-01938 (the “Laub Complaint”). On December 6, 2010, another purported class action lawsuit on behalf of Isilon’s stockholders was filed in the Court of Chancery in the State of Delaware, captioned Coimbatore v. Isilon Systems, Inc., et al., Case No. 6050-VCN (the “Coimbatore Complaint” and, together with the Durand Complaint, the Bushansky Complaint, the Jones Complaint, the Hale Complaint and the Laub Complaint, the “Complaints”). The Complaints name Isilon and each of the members of Isilon’s board of directors as defendants. The Jones Complaint and the Laub Complaint name EMC as an additional defendant, and the Bushansky Complaint, the Hale Complaint and the Coimbatore Complaint name EMC and Purchaser as additional defendants.

The Complaints allege, among other things, that the board of directors breached fiduciary duties owed to Isilon’s stockholders by failing to take steps to maximize stockholder value or to engage in a fair sale process when approving the proposed merger with EMC. The Complaints also allege that Isilon, EMC (where applicable) and Purchaser (where applicable) aided and abetted the members of Isilon’s board of directors in the alleged breach of their fiduciary duties, and that Isilon’s disclosure on Schedule 14D-9 contains certain material omissions, rendering some statements therein misleading. The plaintiffs sought expedited discovery and on December 6, 2010, the Durand plaintiff moved to consolidate all of the lawsuits pending in Washington State Court. On December 8, 2010, defendants Isilon and members of its board of directors answered the Coimbatore Complaint. On December 8, 2010, defendants also moved to stay each of the actions pending in Washington State Court in favor of the Coimbatore action pending in Delaware Chancery Court.

On December 13, 2010, all defendants, including Isilon, entered into a memorandum of understanding (the “MOU”) with the plaintiffs to settle all of the Complaints. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Washington State Court following notice to Isilon’s shareholders. There can be no assurance that the settlement will be finalized or that the Washington State Court will approve the settlement. The settlement terms provide that all of the Complaints will be dismissed with prejudice as to all defendants. Further, without agreeing that any of the claims in the Complaints have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, Isilon has agreed pursuant to the settlement terms to make the additional disclosures concerning the Offer reflected above, which supplement the information provided in Isilon’s original Solicitation/Recommendation Statement on Schedule 14D-9 disseminated on November 19, 2010.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ISILON SYSTEMS, INC.

By:	/S/ KEENAN M. CONDER
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

Dated: December 13, 2010